Exhibit 99.1

News Release

BROOKFIELD INFRASTRUCTURE PARTNERS COMPLETES ANNUAL FILINGS

HAMILTON, BERMUDA, June 11, 2010– Brookfield Infrastructure Partners L.P. (the “Partnership” and together with its affiliated entities, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) announced today that it has filed its 2009 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2009, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldinfrastructure.com  and a hard copy will be provided to unitholders free of charge upon request.

****

Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service and timber assets in North and South America, Australasia, and Europe. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

For more information, please contact:

Katherine Vyse SVP, Investor Relations and Communications Brookfield Asset Management Inc. Tel: 416-369-8246 Email: kvyse@brookfield.com